C21 Investments Announces Alignment of Management of Oregon
Operations, Termination of Discussions with 7 Leaf Dispensary and
Restructuring of Eco Firma Farms Real Estate Rights

VANCOUVER, December 28, 2018 – C21 Investments Inc. (“C21” or the “Company”) (CSE: CXXI) today announced that it is integrating management of its Oregon operations to better align the organization’s strategic focus and maximize operational efficiencies. Under the new structure, Mr. Eric Shoemaker has been appointed Head of Operations, with Mr. Skyler Pinnick remaining as C21’s board representative with strategic responsibility for the operations. In addition, Mr. Shoemaker was appointed President of Eco Firma Farms (“EFF”).

C21 also announced that it is terminating further discussions with 7 Leaf Dispensaries in Oregon.

C21 further announced that it has exercised and restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, C21 will formally acquire the real estate assets housing EFF’s operations under a vendor finance arrangement that will convert current rental payments into mortgage interest payments, with a straight line amortization of the US$3.8mm purchase price in cash or shares over two years. C21 retains the right to accelerate payments at its discretion.

“The changes announced today will enhance C21’s ability as a top competitor in the Oregon market, driving true vertical integration of our Oregon assets into a single strategic unit,” said Rob Cheney, CEO of C21. “Under Eric and Sky’s leadership, we are well positioned to profitably deliver premium brands and products to the Oregon marketplace.”

A B O U T  C 2 1   I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company's year end of January 31, 2019 to acquire Silver State in Nevada, and Phantom Farms, Pure Green and Swell in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 is also in active discussions to acquire additional operations in the USA and globally, which includes the first CBD license issued in Ukraine. These developments are expected add to the Company's ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1416 727 – 1858	+1604 718 – 2800 # 312

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) the impact of the changes in management and terminated discussions on the Company’s ability to compete in the Oregon market; (ii) the closing of other acquisitions based on definitive agreements; and (iii) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, management’s inability to effectively compete in target markets, C21’s inability to finance and complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries and markets in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.